                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             METRA BIOSYSTEMS INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                   591591-10-2
                               ------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO.   591591-10-2

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1)   Name of Reporting Person           Smith Barney Mutual Funds
     S.S. or I.R.S Identification       Management Inc.
     No. of Above Person                13-2616913

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            900,000
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       900,000

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     900,000

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                     7.1%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                IA
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   591591-10-2

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Inc.
     S.S. or I.R.S Identification       13-1912900
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            761,500
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       761,500

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     761,500

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                     6.1%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                BD
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   591591-10-2

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Smith Barney Holdings Inc.
     S.S. or I.R.S Identification       06-1274088
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                          1,661,500
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                     1,661,500

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                   1,661,500

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    13.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                CO
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.   591591-10-2

--------------------------------------------------------------------------------

1)   Name of Reporting Person           Travelers Group Inc.
     S.S. or I.R.S Identification       52-1568099
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                          1,904,217
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                     1,904,217

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                   1,904,217

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    15.1%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                HC
     (See Instructions)

--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Metra Biosystems Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

     265 North Whisman Road
     Mountain View, CA 94043-3911


Item 2(a) Names of Persons Filing:

     Smith Barney Mutual Funds Management Inc. ("MFM")

     Smith Barney Inc. ("SB")

     Smith Barney Holdings Inc. ("SB Holdings")

     Travelers Group Inc. ("TRV")

Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of MFM, SB, SB Holdings and TRV is:

     388 Greenwich Street
     New York, NY  10013

Item 2(c) Citizenship:

     MFM, SB, SB Holdings and TRV are Delaware corporations.


Item 2(d) Title of Class of Securities:

     Common Stock


Item 2(e) CUSIP Number:

     591591-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ X ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [ X ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [ X ]  Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of December 31, 1996)

          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
     following [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     SB Holdings is the sole stockholder of MFM and the sole common stockholder of SB. TRV is the sole stockholder of SB Holdings.


Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 8, 1997

                      SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.



                      By: /s/ Christina T. Sydor
                         --------------------------
                          Name:   Christina T. Sydor
                          Title:  Secretary



                      SMITH BARNEY INC.



                      By: /s/ Howard M. Darmnstadter
                         ----------------------------
                          Name:   Howard M. Darmstadter
                          Title:  Assistant Secretary



                      SMITH BARNEY HOLDINGS INC.



                      By: /s/ Howard M. Darmstadter
                         ---------------------------
                         Name:  Howard M. Darmstadter
                         Title:   Assistant Secretary


                      TRAVELERS GROUP INC.



                      By: /s/ Stephanie B. Mudick
                         ---------------------------
                         Name:  Stephanie B. Mudick
                         Title:   Assistant Secretary

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



EXHIBIT 1
---------

Agreement among MFM, SB, SB Holdings
and TRV as to joint filing of
Schedule 13G


EXHIBIT 2
---------

Disclaimer of beneficial ownership by
SB Holdings and TRV